NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information about the issuer and management as well as financial statements. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

ASMI N.V. announces intention to sell stake between 8% - 12% in
ASM PT and reports on outcome study into causes of non-recognition by the markets of the value of the combined businesses of the Company

ALMERE, The Netherlands – March 13, 2013 – ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM, hereafter also the "Company") announces that it intends to sell a stake between 8 % and 12 % of the total outstanding share capital in ASM Pacific Technology Ltd. ("ASM PT") through a partial secondary share placement. Following the planned divestment the Company will own between approximately 40 % and 44 % of the shares in ASM PT. The Company also reports on the outcome of the study into the causes of the non-recognition by the markets of the value of the combined businesses (Front-end and Back-end) of the Company.

Sale of stake in ASM PT and use of proceeds

The Company is proposing a reduction of the Company's stake in ASM PT through a partial secondary share placement representing a stake between 8 % and 12 % in ASM PT through an accelerated bookbuilt offering of ASM PT shares (the "Placement"), which is launching now. The shares in ASM PT are being sold to institutional investors globally. The definitive size of the stake in ASM PT to be sold through the Placement will be determined by market circumstances.

The Company intends to distribute approximately 65 % of the cash proceeds from this divestment to its shareholders. Subject to a successful outcome of the Placement a proposal thereto will be placed on the agenda of the forthcoming AGM.

This proposal will be in addition to the proposed dividend of €0.50 per ordinary share as announced in the Company's press release of March 5, 2013 on the Company's Fourth Quarter 2012 and Full Year 2012 Operating Results.

The remainder of the proceeds of the Placement will be used to further strengthen the business of the Company.

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Morgan Stanley & Co. International plc ("Morgan Stanley") and The Hongkong and Shanghai Banking Corporation Limited are acting as joint bookrunners on the Placement (the "Joint Bookrunners").
Once the outcome of the Placement has been established, the Company will make a further public announcement. The Company has agreed to a 180 day lock-up period, subject to customary exceptions.

Report on the outcome of the study

At the Annual General Meeting of Shareholders (AGM) held in May 2012, the Company announced that it would carry out a study into the causes of the lack of recognition by the markets of the value of the combined businesses (Front-end and Back-end) of the Company. Following that announcement the Company appointed Morgan Stanley and HSBC Bank plc to act as its financial advisers and to assist the Company in carrying out the study.

The study was initiated shortly after the 2012 AGM and has recently been completed. Each of the Company’s financial advisers independently carried out an investigation involving frequent discussions with the Company’s Management Board and legal and tax advisers. The advisers also presented their findings to the Company’s Supervisory Board.

No single or predominant factor was identified in causing the valuation discrepancy. However, a number of causes and circumstances were identified as potentially influencing the valuation discrepancy, including a holding company discount related to the current corporate structure.

Subsequently, an analysis was conducted by the Company in close cooperation with its advisers of the various potential courses of action, including those suggested by shareholders. The alternatives that were investigated included a full or partial placement or sale of the Company's stake in ASM PT, a spin-off of shares in ASM PT and several merger alternatives.

As part of this analysis, the Company has carefully considered the interests of the Company, its shareholders as well as other relevant stakeholders. The Company has also taken into account the various operational connections between the Front-end business and the Back-end business as well as potential accounting, legal and tax implications and execution risks.

The Management Board and the Supervisory Board of the Company have concluded that a partial secondary placement of 8% to 12% of the Company's stake in ASM PT is the most suitable step to be taken to address the non-recognition by the markets of the value of the combined businesses of the Company. This course of action has been chosen taking into account, amongst others, equity market capacity, tax efficiency and ongoing corporate stability at ASMI and ASM PT. This step provides flexibility for further action, if deemed appropriate.

The Management and Supervisory Boards of the Company have resolved to proceed with this proposed action and the board of directors of ASM PT has expressed its support to this proposal. In addition thereto, certain major shareholders of the Company representing approximately 27% of the total outstanding shares in the Company have been consulted in advance with regard to this proposed action and have expressed support thereof.

The Company will further report on the outcome of the study at the upcoming 2013 AGM, which is scheduled to take place on May 16, 2013.

About ASM International
ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the NYSE Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

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IMPORTANT NOTICES

Morgan Stanley and The Hongkong and Shanghai Banking Corporation Limited and HSBC Bank plc (either or both "HSBC") are acting for the Company in relation to the transaction, will not regard any other person as a client in relation to the transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Morgan Stanley or HSBC nor for providing advice to any such other person. Without prejudice to liability for fraud, Morgan Stanley and HSBC, their affiliates and their and their respective directors, officers, employees and agents disclaims any liability to any such other person in connection with the transaction.

This announcement is for information purposes only and, save as expressly set out herein, does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction, including without limitation, the United Kingdom, the United States, Hong Kong, Australia, Canada, Japan, or South Africa. Persons needing advice should consult an independent financial adviser.

This announcement has been issued by and is the sole responsibility of the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Joint Bookrunners or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

The distribution of this announcement and the placing of the shares as set out in this announcement in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Joint Bookrunners that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and the Joint Bookrunners to inform themselves about, and to observe, such restrictions.

This announcement does not constitute a prospectus or an offer or invitation to purchase securities. This announcement is only addressed to, and directed at, persons in member states of the European Economic Area (“EEA”) who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) as amended by the 2010 PD Amending Directive (Directive 2010/73/EU), as and to the extent implemented in the relevant EEA member state, and any relevant implementing measure in the relevant member state.

In addition, in the United Kingdom, this announcement is not being distributed, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”), by a person authorised under FSMA and is directed only at, persons (i) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and other persons to whom it may lawfully be communicated ("relevant persons"). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.

This announcement does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information about the issuer and management as well as financial statements. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

HIGHLY RESTRICTED

This announcement contains forward-looking statements. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for the Company’s products and services; competitive factors in the industries in which the Company operates; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting the Company’s intellectual property rights and internet communications; and the impact of technological change. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. The information contained in this announcement is subject to change without notice and neither the Company nor the Joint Bookrunners assume any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Any indication in this announcement of the price at which ordinary shares have been bought or sold in the past cannot be relied upon as a guide to future performance. No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical published earnings per share of the Company.

Each of the Joint Bookrunners may participate in the Placement on a proprietary basis.

Investor Relations:

Erik Kamerbeek
+31 88 100 8500
Erik.Kamerbeek@asm.com

Victor Bareño
+31 88 100 8500
Victor.Bareno@asm.com

Mary Jo Dieckhaus
+1 212 986 2900
MaryJo.Dieckhaus@asm.com

Media Contacts:

Ian Bickerton
+31 20 6855 955
+31 62501 8512

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